UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOCORRX INC.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09073C205

(CUSIP Number)

2390 East Orangewood Avenue, Suite 575

Anaheim, California 92806

(714) 462-4880

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Louis C. Lucido
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 257,615 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 257,615 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 257,615 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.47 (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1. Mr. Lucido has voting and investment control of: (a) 245,115 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”); and (2) 12,500 warrants to purchase Common Stock with an exercise price of $100 per share and expiring on April 24, 2021, owned by Mr. Lucido personally or by entities over which he has sole investment and voting control.

2. Based upon the combined total of 3,042,624 shares of common stock consisting of: (a) the 3,030,124 shares of the Company’s common stock issued and outstanding as of April 11, 2019; and (b) the 12,500 warrants to purchase common stock owned by Mr. Lucido.

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Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of BioCorRx Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 2390 East Orangewood Avenue, Suite 575, Anaheim, California 92806.

Item 2 Identity and Background.

The Statement is being filed by Louis C. Lucido. Mr. Lucido was formerly the Senior Advisor and Chief Operating Officer of DoubleLine Group, LP, an investment firm with over $100 billion in assets under management, where he was one of the five founding partners. On February 18, 2019, the Board of Directors of the Company (the “Board”) appointed Mr. Lucido to the Board, effective March 1, 2019. Mr. Lucido is a United States citizen.

During the last five years Mr. Lucido has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

On January 16, 2019, the Board approved an amendment to the articles of incorporation to effect a 1-for-100 reverse stock split (the “Reverse Stock Split”). The Reverse Stock Split was filed with the Secretary of State of the State of Nevada and subsequently approved by the Financial Industry Regulatory Authority (FINRA) on January 18, 2019 and took effect on January 22, 2019. All share and per share information in this Schedule 13D have been retroactively adjusted to give effect to the Reverse Stock Split.

Mr. Lucido acquired the reported 257,615 shares of Common Stock as follows:

From April 18, 2017 through March 6, 2019, Mr. Lucido bought an aggregate of 31,374 shares of Common Stock in open-market transactions for an aggregate purchase price of $170,979.42.

On April 24, 2018, Mr. Lucido entered into a subscription agreement with the Company whereby, for a purchase price of $250,000, he purchased 12,500 units of the Company’s securities (the “Units”) at a purchase price per Unit of $20.00. Each Unit consisted of (i) one share of Common Stock and (ii) a three-year warrant to purchase shares of the Common Stock at an exercise price of $100.00 per share.

On March 29, 2019, Mr. Lucido was issued 1,241 shares of Common Stock pursuant to a Director Agreement, dated March 1, 2019, by and between the Company and Mr. Lucido. Mr. Lucido was issued the number of shares of the Common Stock equivalent to $5,000 at a price of $4.03 per share.

On March 28, 2019, Mr. Lucido agreed to purchase 200,000 shares of Common Stock at a purchase price per share of $15.00 pursuant to a subscription and royalty agreement by and between the Company and Mr. Lucido. This purchase became effective upon the $3,000,000 aggregate purchase price being paid to the Company on April 3, 2019.

Mr. Lucido used personal funds for all of his purchases of shares of Common Stock.

Item 4 Purpose of Transaction.

Pursuant to Mr. Lucido’s Director Agreement with the Company, as long as he is a member of the Board, he shall be issued, upon the last day of each fiscal quarter, the number of shares of Common Stock equivalent to $5,000 as determined based on the average closing price on the three trading days immediately preceding the last day of such quarter.

Other than his Director’s Agreement, Mr. Lucido does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Lucido beneficially owns: (a) 245,411 shares of Common Stock; and (2) 12,500 warrants to purchase Common Stock with an exercise price of $100 per share and expiring on April 24, 2021. Such amount represents 8.47% of the total of the issued and outstanding shares of the Company’s Common Stock as of the date hereof.

(b) Mr. Lucido holds sole voting and dispositive power over the Shares.

(c) Other than disclosed above, there were no transactions by Mr. Lucido in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Lucido.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Lucido, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Lucido and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

Exhibit		Incorporated by Reference			Filed or Furnished
Number	Exhibit Description	Form	Exhibit	Filing Date	Herewith

1	Form of Subscription Agreement	8-K	10.1	06/06/18
2	Form of Warrant	8-K	10.2	06/06/18
3	Form of Director Agreement	8-K	10.1	02/22/19
4	Subscription and Royalty Agreement by and between BioCorRx Inc. and Louis and Carolyn Lucido CRT LLC	8-K	10.1	04/03/19

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2019

/s/ Louis Lucido
Louis Lucido

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